Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement Form S-3 and related prospectus of First Foundation Inc. for the registration of $200 million aggregate amount of its common stock, preferred stock, depositary shares, debt securities, purchase contracts, warrants, rights and units, and to the incorporation by reference therein of our report dated March 15, 2016, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of First Foundation Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Vavrinek, Trine, Day & Co. LLP

Laguna Hills, California
December 6, 2016